UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,808,481 shares of Common Stock (defined below) issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,808,481 shares of Common Stock (defined below) issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%*
14	TYPE OF REPORTING PERSON PN

*

Based on 63,808,481 shares of Common Stock (defined below) issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%*
14	TYPE OF REPORTING PERSON OO

*

Based on 63,808,481 shares of Common Stock (defined below) issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.96%*
14	TYPE OF REPORTING PERSON IN

*

Based on 63,808,481 shares of Common Stock (defined below) issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, without par value (“Common Stock”), of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Issuer”). The address of the principal executive office of USAT is 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by

(i)	Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership (“Antara Master Fund”), with respect to the Common Stock directly and beneficially owned by it.

(ii)	Antara Capital Fund GP LLC, a Delaware limited liability company (“Antara Fund GP”), with respect to the Common Stock indirectly and beneficially owned by it.

(iii)	Antara Capital LP, a Delaware limited partnership (“Antara Capital”), with respect to the Common Stock indirectly and beneficially owned by it.

(iv)	Antara Capital GP LLC, a Delaware limited liability company (“Antara GP”), with respect to the Common Stock indirectly and beneficially owned by it.

(v)	Himanshu Gulati, an individual (“Mr. Gulati”), with respect to the Common Stock indirectly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business and principal office of each of the Reporting Persons is 500 Fifth Avenue, Suite 2320, New York, New York 10110.

(c)

The principal business of the Reporting Persons is investment management and investing in securities and other financial instruments. Antara Master Fund makes investments for its own account. The general partner of Antara Master Fund is Antara Fund GP. The investment manager of Antara Master Fund is Antara Capital. The general partner of Antara Capital is Antara GP. The sole member of Antara GP and Antara Fund GP is Mr. Gulati.

(d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement (as defined in Item 6 below), the aggregate purchase price for the Shares (as defined in Item 6 below) was $19,950,000. The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was the investment capital of Antara Master Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review and subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement (as defined in Item 6 below), one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans or for any other purpose, or formulate other purposes, plans or proposals, and/or take, encourage or support any other action which the Reporting Persons may deem to be appropriate in the circumstances including an extraordinary corporate transaction, regarding the Issuer, its subsidiaries and/or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions and/or other factors. In addition, subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement, the Reporting Persons and their representatives and advisors have and may in the future communicate with the board of directors, members thereof and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph and/or the types of actions set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D, including but not limited to the acquisition of equity securities of the Issuer or its subsidiaries and the exploration by the Issuer of strategic alternatives. Furthermore, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the board of directors or the policies of the Issuer may increase. Moreover, subject to the terms of the Stock Purchase Agreement and the Non-Disclosure Agreement, from time to time the Reporting Persons and their representatives and advisors have and may in the future communicate with some or all of the following: each other, the board of directors, members thereof, management or representatives of the Issuer, other current and prospective security holders or lenders of the Issuer, industry participants, businesses in the industry and interested parties, in each case, concerning the Issuer. The foregoing potential actions and/or communications could involve one or more of the events referred to in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Schedule 13D, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, none of the Reporting Persons presently has any additional plans or proposals that relate to or would be required to be described in Schedule 13D. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own, in the aggregate, 3,800,000 shares of Common Stock pursuant to the Stock Purchase Agreement. For a more detailed description of the Stock Purchase Agreement, see Item 6 below, which description is incorporated by reference herein in response to this Item 5.

As of the date hereof, the Reporting Persons each beneficially own 3,800,000 shares of Common Stock, which represents 5.96% of the Common Stock issued and outstanding by USAT. The aggregate percentage of Common Stock reported owned by each person named herein is based upon 63,808,481 shares of Common Stock issued and outstanding, represented by (i) 60,008,481 shares of Common Stock issued and outstanding as of October 9, 2019, as determined in reliance on a representation to that effect made by the Issuer in the Stock Purchase Agreement (defined below), plus (ii) 3,800,000 shares of Common Stock issued to Antara Capital Master Fund LP in connection with the Stock Purchase Agreement.

Antara Master Fund directly beneficially owns the Shares issued pursuant to the Stock Purchase Agreement. Antara Fund GP, Antara GP and Antara Capital are deemed to have beneficial ownership of the Shares owned beneficially by Antara Master Fund. Mr. Gulati is deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing Reporting Persons.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Except as provided in Item 6 hereof, all transactions in the capital stock of USAT effected during the past sixty (60) days on behalf of the Reporting Persons over which the Reporting Persons have investment discretion are set forth in Schedule I attached hereto and incorporated herein by reference.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are directly or indirectly party to the following arrangements with the Issuer:

(a) Stock Purchase Agreement

Pursuant to a certain Stock Purchase Agreement, dated October 9, 2019 (the “Closing Date”), by and between USAT and Antara Master Fund (the “Stock Purchase Agreement), USAT sold to Antara Master Fund 3,800,000 shares of Common Stock (the “Shares”) at a price of $5.25 per share for an aggregate purchase price of $19,950,000. Antara Master Fund has agreed not to dispose of the Shares for a period of ninety (90) days from the Closing Date.

The foregoing summary description of the material terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 2 and is incorporated herein by reference in its entirety.

(b) Registration Rights Agreement

Pursuant to the Stock Purchase Agreement, USAT and Antara Master Fund entered into a Registration Rights Agreement, dated October 9, 2019 (the “Registration Rights Agreement”), pursuant to which USAT has agreed, at its expense, to file a registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission covering the resale of the Shares by Antara Master Fund (the “Registration Statement”). USAT will be required to pay certain negotiated cash payments to Antara Master Fund in the event that the Registration Statement is not filed within thirty (30) days of the Closing Date or if the Registration Statement is not declared effective within three (3) months of the Closing Date, subject to the terms of the Registration Rights Agreement.

The foregoing summary description of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 3 and is incorporated herein by reference in its entirety.

(c) Debt Commitment Letter

On the Closing Date, USAT also entered into a Debt Commitment Letter (the “Debt Commitment Letter”) with Antara Capital and certain of its affiliates, pursuant to which Antara Capital has committed to extend to USAT a $30 million senior secured term loan facility (the “Term Facility”). The Term Facility is subject to various closing conditions, including the execution and delivery of definitive loan documentation by USAT and Antara Capital on or before October 31, 2019. Pursuant to the Debt Commitment Letter, USAT will draw $15 million of the Term Facility concurrently with the execution of the definitive loan documentation, and subject to the terms of the definitive loan documentation, will draw the remaining $15 million during the period commencing on the nine-month anniversary and terminating on the eighteen-month anniversary of the execution of the definitive loan documentation. The outstanding amount of the draws under the Term Facility will bear interest at 9.75% per annum, payable monthly in arrears.

The foregoing summary description of the material terms of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

(d) Non-Disclosure Agreement

On September 30, 2019, USAT and Antara Capital entered into a non-disclosure agreement (the “Non-Disclosure Agreement”), pursuant to which Antara Capital agreed to customary non-disclosure and non-use obligations for a one-year period (the “Restricted Period”), subject to certain exceptions. The Non-Disclosure Agreement also requires that Antara Capital abide by customary standstill and employee non-solicitation obligations during the Restricted Period, subject to certain conditions and exceptions.

The foregoing summary description of the material terms of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit 5 and is incorporated herein by reference in its entirety.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated October 16, 2019, among Antara Capital Master Fund LP, Antara Capital Fund GP LLC, Antara Capital GP LLC, Himanshu Gulati and Antara Capital LP.

2	Stock Purchase Agreement, dated October 9, 2019, by and between USA Technologies, Inc. and Antara Capital Master Fund LP. Incorporated by reference to Exhibit 10.1 to USAT’s Current Report on Form 8-K (File No. 001-33365), filed October 9, 2019.

3	Registration Rights Agreement, dated October 9, 2019, by and between USA Technologies, Inc. and Antara Capital Master Fund LP. Incorporated by reference to Exhibit 10.2 to USAT’s Current Report on Form 8-K (File No. 001-33365), filed October 9, 2019.

4	Debt Commitment Letter, dated October 9, 2019, by and between USA Technologies, Inc. and Antara Capital LP. Incorporated by reference to Exhibit 10.3 to USAT’s Current Report on Form 8-K (File No. 001-33365), filed October 9, 2019.

5	Non-Disclosure Agreement, dated September 30, 2019, by and between Antara Capital LP and USA Technologies, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 16, 2019

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 16, 2019

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 16, 2019

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 16, 2019

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: October 16, 2019

Schedule I

Transactions

The following table sets forth all transactions with respect to the capital stock of USAT effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the capital stock, inclusive of any transactions effected through 4:00 pm, New York City time, on October 16, 2019.

Transaction Type	Trade Date	Security Type	Quantity	Security Ticker	Trade Price
Sell	8/28/2019	Common Stock	100.00	USAT	$7.9500
Short	9/24/2019	Common Stock	100,000.00	USAT	$4.9993
Cover	9/24/2019	Common Stock	100,000.00	USAT	$5.0083
Buy	9/25/2019	Common Stock	250,000.00	USAT	$4.3600
Sell	9/26/2019	Common Stock	190,543.00	USAT	$5.1503
Sell	9/27/2019	Common Stock	59,457.00	USAT	$5.1500